EXHIBIT 2.5.1.2

                AGREEMENT BETWEEN WORLDCOM NETWORK SERVICES INC.
                           AND ABLE CONSTRUCTION INC.
                               SEPTEMBER 9, 1998

         This Agreement ("Agreement") confirms our agreement with respect to the settlement of a dispute between the undersigned with respect to the matters set forth herein.

         This Agreement covers the following matters:

         1. NOTE TERMS. The existing Promissory Note with Able Telcom Holding Corp. ("Able") as the maker and MFS Communications Company, Inc. ("MFS") as the payee shall be assigned to WorldCom Network Services, Inc. ("WorldCom") and shall be amended and restated to a principal amount of $30,000,000 bearing interest at 11.5% from September 1, 1998. The note will be adjusted for any reductions to the WorldCom credit for the March 31, 1998 costs in excess of billings. For any amount greater than $10,000,000, Able will apply any such excess as a credit ratably to the outstanding invoice.

         The Maturity Date of the Note will be December 15, 2000 (the "Maturity Date"). Interest shall accrue and be payable quarterly and on the Maturity Date.

         The Note may be prepaid in part or in total without penalty.

         The principal amount of the Note shall be prepaid as follows:

         a. By applying as a credit thereto an amount equal to 8% of the amount otherwise payable by WorldCom, or any affiliate thereof, to Able, or any affiliate thereof, under any "Management Services Agreement" ("MSA"), including, without limitation, the MSA dated July 2, 1998;

         b. By Able paying WorldCom on the first business day after Able receives the proceeds of any of the following:

                  i.       $7,000,000 upon the sale of NYSTA conduit;

                  ii. $1,500,000 upon payment by The Williams Companies of a fee for the installation of conduit; and

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                  iii.     The greater of 50% of the net profits or 25% of the
                           proceeds received from time to time under any maintenance agreement associated with the sale of NYSTA conduit.

         2. ADDITIONAL PAYMENTS. On December 29, 2000, Able shall pay to WorldCom the following amounts, if positive:

         a. The difference between $9,000,000 related to losses on MFS Network Technologies, Inc. ("MFSNT") projects in existence on March 31, 1998 (the "Projects") and recorded by MFSNT as of June 30, 1998 (the "Recorded Losses"), and the amount recorded for the Recorded Losses as of the Maturity Date;

         b. The difference between $3,000,000 related to losses on the Projects and not recorded by MFSNT as of June 30, 1998 (the "Unrecorded Losses") and the amount recorded for the Unrecorded Losses as of the Maturity Date; and

         c. The difference between $5,000,000 recorded as reserves for the litigation described on SCHEDULE 1 attached hereto (the "Litigation") and the aggregate costs of Able in defending the Litigation, and payments made in settlement or in payment of judgments with respect to the Litigation, as of the Maturity Date.

         3. OTHER DOCUMENTS. The Stock Pledge Agreement and the stock options dated July 2, 1998 shall remain outstanding and in full force and effect, except that the exercise and registration periods each respectively shall be extended one year [ANY OTHER DOCUMENTATION TO REMAIN OUTSTANDING?]

         4. EQUITY AWARD. Able shall issue to WorldCom a phantom stock award or other equity participation convertible into common stock of Able (the "Equity Award") containing substantially the formal provisions of the stock options described in Paragraph 2 hereof, (including appropriate anti-dilution provisions) covering 600,000 shares of Able common stock to be exercised in whole or part by WorldCom on July 2, 1999 or July 2, 2000 or July 2, 2001, such award or warrant to expire at 12:01 a.m. on July 3, 2001. The per share exercise price shall be $5 3/32 and the maximum per share stock price as to which the valuation difference shall be calculated shall be $30 3/32.


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         At the election of Able, the value to be received by WorldCom upon the exercise of the Equity Award shall be paid in cash or in stock or in a combination of cash and stock.

         The Equity award will contain a provision indicating that Able has no obligation to issue stock in excess of 19.9% of its then outstanding stock (calculated in accordance with the rules of the national securities exchange or quotation system upon which Able stock shall be listed at the time of any such exercise) PROVIDED THAT, Able shall have the election to obtain appropriate shareholder approval and other approvals required to issue in excess of 19.9% of its stock.

         4. INDEMNIFICATION. Able will indemnify and hold harmless WorldCom, and its affiliates, and each of their respective employees, representatives, officers and directors (the "Indemnified Parties") from and against any and all claims liabilities, losses, damages, actions, attorneys' fees and demands (the "Indemnified Losses") resulting from the claims, demands, investigations, proceedings or lawsuits of or by any person arising out of the business operations acquired by Able in the MFSNT acquisition EXCEPT for Michigan township for access rights and the Sirit litigation.

         Able shall pay for or reimburse an Indemnified Party for any ascertained Indemnified Loss in advance of a final disposition of the matter as to which indemnification is sought within ten (10) days after submission of a claim for Indemnified Losses by an Indemnified Party.

         5. PERFORMANCE BONDS. Promptly after the closing of the transactions contemplated by this Agreement, Able shall cause WorldCom to be released from any and all liability on existing performance bonds and reimbursement agreements (other than bond E-470) relating to any project to which MFSNT is or was a party.

         6. MUTUAL RELEASES. The parties shall enter into mutual releases in customary form with respect to matters arising before the date hereof, but excluding obligations hereunder and other outstanding documentation between WorldCom, Able and their affiliates.

         7. LEGAL INTENT. The Parties intend to be legally bound by this Agreement and agree that this Agreement contains the necessary material items to be considered a contract. The Parties agree to act in good faith and expeditiously to prepare, sign and deliver the definitive documentation on or before September 19, 1998.


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         8. REMEDIES. The parties agree that in addition to all other remedies which an aggrieved party may have, this Agreement may be enforced by either party by an action for specific performance in any court of competent jurisdiction.

         This Agreement is entered into this 9th day of September, 1998.

WORLDCOM NETWORK                       ABLE CONSTRUCTION, INC.
SERVICES INC.

By: /s/ DAVID F. MYERS                 By: /s/ FRAZIER L. GAINES
    -------------------------              ------------------------
Name:   DAVID F. MYERS                 Name:   FRAZIER L. GAINES
Title:  VP & Controller                Title:  President & CEO


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                                    PARTIAL
                         UNDISCLOSED LITIGATION/CLAIMS
                  (Pending or threatened at time of Contract)

1. While item #13 on Exhibit 6h to the Acquisition Contract discloses FLORIO VS. LAGUARDIA CONTRACTING, ET AL, it does not disclose the existence of claims by subs against LaGuardia (our sub) or that LaGuardia was in Chapter 11.

2. Kenneth Fuhs wrongful death (February '98). Though insurance should cover the wrongful death claims, there were significant claims by state or local government (with possible sanctions) for maintaining an unsafe worksite and tampering with or removing safety devices from equipment/machinery.

3. Kimberly Person. Employment discrimination (Virginia and federal law claims). Notice given by Virginia Human Rights Commission on 2-17-98. HRC#98044E and EEOC #10D980153.

4. AMERICAN UNDERGROUND VS. MFSNT, AAA Arbitration, Baltimore. This is a $650,000+ claim by a sub under an invoice received by MFSNT in February 1998 after a few months of disputing. Arbitration was demanded on 5-5-98 over this dispute that originated in 1997. The demand seeks $655,015.80.

5. FIBER OPTEK INTERCONNECT VS. MFSNT. This claim by a sub arose from a dispute in September, 1997. The claimant sought $119,000 and the case was settled in June 1998 for $105,700.23.

6. NEWBERRY ALASKA, INC. VS. MFSNT. (Alyeska Project). A dispute arose in the summer of 1997 over scope of work, change orders, failure to disclose conditions in job specs. Claimant seeks $4,000,000 above the contract price. Arbitration demand is expected any day.

7. ALPHATECH, INC. VS. MFSNT, U.S.D.C. Mass., Case #98CV-11189 DPW. Suits over a teaming agreement dated 1-17-96 related to the E-470 Project and a teaming agreement dated 6-28-96 related to the NJ Consortium. The Palintiff alleges breach of both teaming agreements, bad faith, misappropriation of trade secrets, deceit, promissory estoppel, quantum meruit and unjust enrichment and seeks damages of "not less than $3,750,000" plus injunctive relief. Suit was filed June 17, 1998, but knowledge of the dispute predated the contract.

                             Appendix 1, p. 1 of 3
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8.       U.S. PUBLIC TECHNOLOGIES VS. MFSNT. Initially filed in U.S. District
         Court, it has been refiled and is now pending in San Diego Superior Court, San Diego, California. This is a suit over a teaming agreement dated 7-19-96 in conjunction with the NJ Consortium. It alleges breach of contract, bad faith, tortious interference, unfair competition, promissory estoppel and unjust enrichment, and seeks $8,500,000 plus costs and fees.

9. AMERICAN INTERNATIONAL CORP. VS. MFSNT. Claim by materialman for $408,359.80 for materials provided on the Tappan Zee Bridge Project. Demand letter from claimant's attorney sent 1-12-98. Sent to MFSNT's outside counsel of 1-26-98.

10. CITY ELECTRIC, INC. Claim/lien notice in the amount of $1,264,838 on Alyeska Project. Formal claim notice is dated 12-31-97.

11.      E-470 PROJECT DISPUTES

                  Numerous dispute and default threats have been made on this project claiming lapses, defects and defaults on the part of MFSNT. The prime contractor's counsel sent a notice of "significant lapses or defects in performance" on 4-30-97. Threats and demands for cure and for liquidated damages ($15,000/calendar day, increasing to $31,000/calendar day) followed. The contractor notified the surety, Travelers, of its intent to make a claim on the performance bond on 5-29-98, a copy of which was sent to WorldCom. To complete the job MFSNT projects a loss of approximately $12,000,000. ADR has been requested.

12.      ATCAS PROJECT

                  This project has been the subject of ongoing disputes throughout, with numerous claims against MFSNT for noncompliance. MFSNT also has an ongoing dispute with a major sub, Lockheed. As a result of these ongoing disputes, monies are being withheld from MFSNT, and MFSNT's expenses are more than projected.

                             Appendix 1, p. 2 of 3
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13.      SARA FRYD VS. MFSNT OSHA Case #955930

         Employee claims wrongful discharge for reporting OSHA violations. Initial OSHA Complaint #202-389086 was sent to MFSNT on 3-23-98 stating it had received notice of safety hazards. MFSNT responded 3-25-98. That file was closed "subject to Complainant's review." Complainant then made the wrongful termination claim (OSHA #955930) on 4-9-98.

14. DIANE BERGERON. Employment discrimination claim threatened, resulting in company wide memo advising employees not to talk to Bergeron. Notice of intent to pursue claim made 4-9-98.

15.      CITY OF MADISON HEIGHTS VS. MFSNT, ET AL

                  Substantially the same type of claims involved in items 11 and 12 on Exhibit 6h to the Acquisition Contract (litigation).

16.      NYSTA CONSTRUCTION CAP DISPUTE

                  There has been a dispute ongoing regarding the construction cap on NYSTA for approximately $14,000.00. Based on the NYSTA contract this effectively reduces MFSNT's revenues by $4.5 to $5.0 million.

17.      CANADA 104 PROJECT

                  A default notice had been given to MFSNT by SIRIT after ongoing threats and demands. An acceptance of cure was recently received, but only after MFSNT incurred the expense to cure.

18.      All matters listed on Exhibit 6h to the Acquisition Agreement

19.      TAB Electric (Alyeska)

21.      Mass Turnpike (limited to costs or expenditures after 7-8-98)

                             Appendix 1, p. 3 of 3